Exhibit 4

EXECUTION VERSION

LOCK-UP AGREEMENT

October 20, 2021

BowX Acquisition Corp.

2400 Sand Hill Rd., Suite 200

Menlo Park, CA 94025

Re: Lock-Up Agreement

Ladies and Gentlemen:

This letter agreement (this “Letter Agreement”) is being delivered to BowX Acquisition Corp., a Delaware corporation (the “BowX”), in accordance with the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among BowX, BowX Merger Subsidiary Corp., a Delaware Corporation (“Merger Sub”) and WeWork, Inc., a Delaware corporation (“WeWork”), pursuant to which, among other things, Merger Sub will be merged with and into WeWork on the Closing Date (the “Merger”), with WeWork surviving the Merger as a wholly owned subsidiary of BowX. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Merger Agreement.

In connection with the Merger, the PIPE Investment and other transactions contemplated in the Merger Agreement (collectively, the “Transactions”) and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned (the “Securityholder”) hereby agrees with the BowX as follows.

Subject to the exceptions set forth herein, the Securityholder agrees not to, without the prior written consent of the board of directors of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of Common Stock, par value $0.0001 per share, of the Company (“Common Stock”) held by it immediately after the closing of the Transactions (the “Closing”), any shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by it immediately after the Closing, or any securities convertible into or exercisable or exchangeable for Common Stock held by it immediately after the Closing (the “Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) during the Lock-Up Period (as defined below) (the actions specified in clauses (i)-(iii), collectively, “Transfer”), in each case, until one year after the Closing (the “Lock-Up Period”); provided, however, that if any Lock-Up Stockholder (as defined below) enters into a letter agreement relating to the subject matter hereof on terms and conditions that are less restrictive than those agreed to herein (or such terms and conditions are subsequently relaxed including as a result of a modification, waiver or amendment), the less restrictive terms and conditions in such letter agreement with such Lock-Up Stockholder shall apply to the Securityholder. “Lock-Up Stockholders” means SVF Endurance (Cayman) Limited, SB WW Holdings (Cayman) Limited, BowX Sponsor, LLC, Benchmark Capital Partners VII (AIV) L.P., Sandeep Mathrani, Benjamin Dunham, Vivek Ranadivé or Murray Rode.

The restrictions set forth in the immediately preceding paragraph shall not apply to:

(i)

in the case of an entity, Transfers to or distributions to any direct or indirect stockholder, partner, member or affiliate of such entity (or to any executive officer or director of such entity or of such entity’s affiliates) or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or management with such entity or affiliates of such entity (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by or under common management as such partnership);

(ii)

in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)	in the case of an individual, Transfers pursuant to a qualified domestic relations order or divorce settlement;

(v)	in the case of an entity, Transfers by virtue of the laws of the state or jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(vi)

transactions relating to Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;

(vii)

the exercise of any options or warrants to purchase Common Stock (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);

(viii)

Transfers (including forfeitures) (x) to the Company to satisfy tax withholding obligations pursuant to equity incentive plans or arrangements of the Company or (y) pursuant to escrow arrangement with the Company with respect to tax withholding obligations pursuant to the Code;

(ix)

Transfers to the Company pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by the Company or forfeiture of the Securityholder’s Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Securityholder’s service to the Company;

(x)

the establishment of a trading plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that (a) no sales of Securities, shall be made by Securityholder pursuant to such Trading Plan during the Lock-Up Period, and (b)(x) no public announcement or filing shall be made voluntarily regarding such plan during the Lock-Up Period or (y) if any public announcement is required of or voluntarily made by or on behalf of the Securityholder or the Company regarding such plan, then such announcement or filing shall include a statement to the effect that no Transfer may be made under such plan during the Lock-Up Period;

(xi)

transactions in the event of completion of a liquidation, merger, consolidation, stock exchange, reorganization, tender offer or other similar transaction which results in all of the Company’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property;

(xii)

transactions to satisfy any U.S. federal, state, or local income tax obligations of the Securityholder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case, solely to the extent necessary to cover any tax liability as a result of the transaction; and

(xiii)

in connection with the creation of any charge, lien, mortgage, pledge or other security interest or posting as collateral of any of the Securityholder’s Securities in connection with a bona fide loan transaction; provided that prior to entering into the collateral agreement or similar agreement in connection with the loan transaction, each pledgee shall execute and deliver to the Company a lock-up agreement in substantially the form of this Letter Agreement to take effect in the event that the pledgee takes possession of the Securityholder’s Securities as a result of a foreclosure, margin call or similar disposition;

provided, however, that in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Letter Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions; provided, further, that solely in the case of clause (i), members of a securityholder shall not be required to enter into such agreement if they will own shares with an aggregate value of less than $10,000,000 following such Transfer. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the Securityholder; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

The Securityholder hereby represents and warrants that such Securityholder has full power and authority to enter into this Letter Agreement and that this Letter Agreement constitutes the legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms. Upon request, the Securityholder will execute any additional documents necessary in connection with enforcement hereof. Any obligations of the Securityholder shall be binding upon the successors and assigns of the Securityholder from and after the date hereof.

If a discretionary release or waiver from the restrictions set forth in this Letter Agreement is granted to any executive officer, director or holder that beneficially owns 1% or more of the outstanding shares of Common Stock of the Company immediately following the completion of the Merger (the “Releasee”), then the Securityholders’ Shares will be released on a pro rata basis from the restrictions hereunder, based on the number of securities held by the Securityholder immediately following the completion of the Merger on an as-converted basis (the “Release Date”). The Company shall, within two business days prior to such release, send notice to the Securityholder stating the same percentage of Securities held by the Securityholder as is held by the Releasee on an as-converted basis shall be released from the restrictions set forth herein on the Release Date. The provisions of this paragraph will not apply if (i)(a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee agrees to be bound in writing by the restrictions set forth herein, or (ii) the aggregate value of the release or waiver does not exceed two million dollars calculated using the last reported closing price of the Common Stock on the exchange on which the Common Stock is listed on the Release Date multiplied by the number of shares being released (for the avoidance of doubt, each individual affiliate of the Releasee that is a party to a separate lock-up agreement with the Company shall be treated as the same stockholder).

This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

No party hereto may assign either this Letter Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Securityholder and each of its respective successors, heirs and assigns and permitted transferees.

This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in any Delaware Chancery Court, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

This Letter Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This Letter Agreement shall automatically terminate upon the earlier to occur of the (i) the expiration of the Lock-Up Period and (ii) the termination of the Merger Agreement.

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Very truly yours,

SVF II WW (DE) LLC

/s/ Matthew Johnson
By:	Matthew Johnson
Title:	Director

Address:
c/o

Attention:
Email:

[Signature Page to Lock-Up Agreement]